UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
People First RH, Inc. f/k/a "People First RH, LLC"

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 10, 2018

Physical address of issuer
99 Hudson Street, 5th Floor, New York, NY 10013

Website of issuer
https://www.peoplefirstrh.com

Current number of employees
3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$69,735	$69,705
Cash & Cash Equivalents	$1,834	$1,804
Accounts Receivable	$0	$0
Short-term Debt	$26,422	$(18,759)
Long-term Debt	$528,325	$528,325
Revenues/Sales	$251	$11,574
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(45,151)	$(230,574)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Shantanu Rana
_____
(Signature)

Shantanu Rana
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shantanu Rana
_____
(Signature)

Shantanu Rana
_____
(Name)

CEO & Director
_____
(Title)

April 26, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Annual Update Memorandum
EXHIBIT B: Financials

EXHIBIT A
ANNUAL UPDATE MEMORANDUM
(EXHIBIT A TO FORM C-AR)



April 26, 2022

People First RH, Inc.
f/k/a People First RH, LLC

people first

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by People First RH, Inc., a Delaware corporation ("**People First**", the "**Company**," "**we**," "**us**", or "**our**"), (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the accuracy or completeness of any Offering document or literature.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company memorandum materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering report:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form

C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

People First RH, Inc. f/k/a "People First RH, LLC" is a Delaware corporation, incorporated on October 10, 2018. The Company was originally formed as People First RH, LLC on October 10, 2018 under the laws of the State of Delaware, and converted to a Delaware corporation on May 22, 2020.

The Company is located at 99 Hudson Street, 5th Floor, New York, NY 10013.

The Company's website is https://www.peoplefirstrh.com.

The Company is headquartered and conducts business in the State of New York, and sells its products through the Internet in all fifty (50) states.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations following our business combination.
The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 "coronavirus", H5N1 "avian flu," or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation CF. We

cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

A majority of the Company is owned by a small group of owners.
Prior to the Offering, the Company's current owners who each hold 20% or more of the outstanding voting equity securities of the Company, beneficially own up to 72.58% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. These persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Shantanu Rana who is the Chief Executive Officer and Director of the Company, Kamael Ann Sugrim, who is COO and Director of the Company, and Niren Nazareth, who is CFO, and Head of Sales of the Company. The Company has or intends to enter into an employment agreement with Shantanu Rana, Kamael Ann Sugrim and Niren Nazareth, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Shantanu Rana, Kamael Ann Sugrim, Niren Nazareth or any manager or executive officer could harm the Company' s business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax

audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have, and superior expertise in research and development and marketing of human resources software platforms and services and may be better equipped than us to develop and commercialize human resources software platforms and services. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, and the likelihood that our human resources software platforms and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including higher re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important.
The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management' s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine

our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Additional Information
The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

BUSINESS

Description of the Business
People First is a software platform for reporting and resolving workplace misconduct that is transparent for both employees and organizations. The platform consists of an employee app, corporate admin case management dashboard, and data & analytics. People First reduces barriers for employees to report workplace misconduct, thereby allowing management to learn about such incidents and take corrective action earlier. The software allows employees to report workplace misconduct in 4 simple steps, with transparency into the resolution process and timing. With a

guided and streamlined workflow, employers can resolve cases in days versus months, ensuring that the workplace is safe and productive.

Business Plan

The Company does not expect to achieve profitability in the next 12 months but has a break-even projected within three years. Meanwhile, the Company intends to focus on increasing sales and entering new markets, while managing cash flow in light of funding opportunities in the capital markets. The Company plans to acquire 150 customers and 100,000 users by launching an enterprise version with a more robust feature set, including individual and group case reporting and resolution, and AI powered recommendations. We intend to increase our marketing and sales efforts to support this anticipated client acquisition.

The Company's Products and/or Services

Product / Service	Description	Current Market
PFRH Resolution Platform	Mobile and web apps for reporting and resolving workplace misconduct	Direct-to-business (B2B) – small to large companies

Competition

People First provides a solution focused on reporting, resolution, AND anti-retaliation for ALL types of workplace discrimination and harassment. Solutions like Navex Global, StopIt, Spot and Convercent provide various levels (anonymous, individual, and group) of reporting functionality, but none protect employees from retaliation or create a transparent pathway towards resolution.

Customer Base and Supply Chain

People First sells its product direct-to-business market (B2B). Customers are companies of all sizes. The Company plans to acquire customers by size via partnerships and existing sales channels for small customers; marketing events, conferences and advertising for the decision-makers at medium-sized businesses; direct sales for enterprise customers.

Recruiting top talent in terms of product and engineering is key to People First. We have employees that have past work experience with established tech companies and with rapidly growing startups.

Intellectual Property

The Company neither holds any registered intellectual property, nor has made an application for any registerable intellectual property.

Domain Names
The Company owns the "peoplefirstrh.com" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Shantanu Rana	CEO & Director	**People First RH, Inc.**, CEO & Director, May 2020 – Present	**Carnegie Mellon University**, B.S., Economics and Industrial Management (1997)
		People First RH, LLC, CEO & Managing Member, October 2018 – May 2020	
		LOUDER Communications, Co-founder, July 2016 - Present	
Kamael Ann Sugrim	COO & Director	**People First RH, Inc.**, COO & Director, May 2020 – Present	**Stanford University Graduate School of Business**, MBA, General Management (2003)
		People First RH, LLC, COO & Managing Member, April 2019 – May 2020	
		Nafasi Ventures, Founder, January 2018 – Present	**Barnard College**, B.A., Economics and English Literature (1997)
		EcoEnergy Pakistan, Chairwoman of the Board, September 2012 - Present	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	1,089,900
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	92%

Type of security	KISS (Keep it Simple Security)
Face Amount	$355,000
Voting Rights	Each KISS is convertible into shares of Common Stock. Upon conversion of a KISS, the holders shall have one vote for each share of stock into which the face amount of such KISS is convertible.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional KISSes to purchase Common Stock at a later date. The availability of any shares of the Company's Common Stock issued pursuant to the exercise of such KISSes, may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	Conversion(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.5%

(1) KISSes are convertible into the capital stock of the Company as follows:

a. Next Equity Financing. Upon the closing of a financing in which the Company sells and issues shares of preferred stock and receives gross proceeds of not less than $1,000,000 (the "Qualified Financing"), KISSes will be automatically converted into that number of shares of the Company's preferred stock sold in the Qualified Financing, in an amount equal to the quotient obtained by dividing the KISS purchase price by the lower of (A) the product of (1) one (1) minus 20% and (2) the price paid per share for preferred stock of the Company by the investors in the Qualified Financing, or (B) the quotient resulting from dividing (1) $5,000,000 by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Financing (conversion pursuant to the forgoing paragraph referred to herein as a "Next Equity Financing Conversion").

b. Corporate Transaction. In the event of (A) a transaction resulting in a transfer of at least 50% of the voting stock of the Company to unaffiliated third parties, or (B) the liquidation, dissolution or winding up of the Company (each of A and B a "Corporate Transaction"), prior to the conversion of a KISS pursuant to a Next Equity Financing Conversion or a Maturity Conversion (as defined below), at the election of the holder of such KISS, (i) such KISS shall be converted into that number of shares Common Stock equal to the quotient obtained by dividing the KISS purchase price by the quotient resulting from dividing (A) $5,000,000 by (B) the fully-diluted capitalization of the Company immediately prior to the closing of the Corporate Transaction; or (ii) the holder of such KISS shall be paid an amount equal to two times (2X) the purchase price of such KISS (a "Corporate Transaction Payment"), prior and in preference to any distribution of any of the cash or other assets of the Company to holders of the Company's capital stock by reason of their ownership of such stock (conversion pursuant to the forgoing paragraph referred to herein as a "Corporate Transaction Conversion").

c. Maturity Conversion. Unless earlier converted into capital stock of the Company pursuant to a Next Equity Financing Conversion or a Corporate Transaction Conversion, or paid pursuant to a Corporate Transaction Payment, at the election of the holders of at least 75% of the aggregate purchase price of all KISSes in a series (the "Majority in Interest Holders"), at any time on or after twenty-four (24) months following the date of issuance of such KISS, such KISS shall be converted into that number of shares of a newly created series of the Company's preferred stock, upon terms and provisions as reasonably agreed by the Company and the Majority in Interest Holders, equal to the quotient obtained by dividing the purchase price of such

KISS by the quotient resulting from dividing (A) $5,000,000 by (B) the fully-diluted capitalization of the Company immediately prior to the conversion (conversion pursuant to the forgoing paragraph referred to herein as a "Maturity Conversion").

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Face Amount	$99,522
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional SAFEs. Shares of the Company's Common Stock issued pursuant to the exercise of such SAFEs, may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	The SAFES have a Valuation Cap of $6,000,000 and a 10% Discount
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.5%

Debt

The Company has the following debt outstanding:

Type of debt	Revolving Debt (Charge Card)
Amount outstanding	$4,809
Interest Rate and Amortization Schedule	This account has no stated interest rate. The outstanding balance is due and payable in entirety each month.
Description of Collateral	Unsecured.
Maturity Date	N/A

Ownership

A majority of the Company is owned by Shantanu Rana and Isidoro Debellis.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Shantanu Rana	414,500 shares of common stock	38%

Isidoro Debellis	376,600 shares of common stock	34.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

People First RH, Inc. f/k/a "People First RH, LLC" (the "Company") was incorporated on October 10, 2018 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company was originally formed as People First RH, LLC on October 10, 2018 under the laws of the State of Delaware. People First has developed a software platform for reporting and resolving workplace misconduct that is transparent for both employees and organizations.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$0	1,089,900	-	May 22, 2020	Section 4(a)(2)
Crowd SAFE	$99,522	99,522	UX/UI Professionals, Sales personnel	September 1, 2020	Section 4(a)(6)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transaction with related persons: N/A

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

I, Shantanu Rana, certify that: the financial statements of People First RH, Inc. included in this Form are true and complete in all material respects.

/s/ Shantanu Rana
_____
(Signature)

Shantanu Rana
_____
(Name)

CEO, Director
_____
(Title)

April 26, 2022
_____
(Date)

EXHIBIT B
Financials

People First RH

Balance Sheet
As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Checking	1,834.76	1,804.64
Total Bank Accounts	**$1,834.76**	**$1,804.64**
Total Current Assets	**$1,834.76**	**$1,804.64**
Other Assets		
Accumulated Amortization	-10,446.00	-10,446.00
StartUp Costs	78,347.08	78,347.08
Total Other Assets	**$67,901.08**	**$67,901.08**
TOTAL ASSETS	**$69,735.84**	**$69,705.72**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express Loan 31006	2,789.39	15,832.78
Amex Plum	5,951.93	3,094.28
Total Credit Cards	**$8,741.32**	**$18,927.06**
Other Current Liabilities		
Due to/from Isidoro Debellis	-22,000.00	-22,000.00
Due to/from Louder Comm	6,188.27	6,188.27
Due to/from Shantanu Rana	33,492.72	-21,875.00
TruFund Loan	0.00	0.00
Total Other Current Liabilities	**$17,680.99**	**$ -37,686.73**
Total Current Liabilities	**$26,422.31**	**$ -18,759.67**
Long-Term Liabilities		
Long Term Convertible Note - Cindy Luzcando	10,000.00	10,000.00
Long Term Convertible Note - Jack Qian	10,000.00	10,000.00
Long Term Convertible Note - Kent Campbell	5,000.00	5,000.00
Long Term Convertible Note - Navtej Nandra	50,000.00	50,000.00
Long Term Convertible Note - Borinquen Management	10,000.00	10,000.00
Long Term Convertible Note - Daniel Fraleigh	27,000.00	27,000.00
Long Term Convertible Note - Elias Kamaras	100,000.00	100,000.00
Long Term Convertible Note - Isidoro Debellis	0.00	0.00
Long Term Convertible Note - Joan Lu	20,000.00	20,000.00
Long Term Convertible Note - John Rudolf	25,000.00	25,000.00
Long Term Convertible Note - Julie Coin	25,000.00	25,000.00
Long Term Convertible Note - Kanwaljeet Manchanda	25,000.00	25,000.00
Long Term Convertible Note - Kelash Kumar	15,000.00	15,000.00

People First RH

Balance Sheet
As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)
Long Term Convertible Note - Kingdom Trust (Chaudhri)	10,000.00	10,000.00
Long Term Convertible Note - Maria Nazareth	25,000.00	25,000.00
Long Term Convertible Note - Mehul Shah	25,000.00	25,000.00
Long Term Convertible Note - Mitchell Kimball	10,000.00	10,000.00
Long Term Convertible Note - Niren Nazareth	0.00	0.00
Long Term Convertible Note - Prateek Jain	10,000.00	10,000.00
Long Term Convertible Note - Republic Crowdfunding	91,325.48	91,325.48
Long Term Convertible Note - Shantanu Rana	0.00	0.00
Long Term Convertible Note - Tara Venkatesh	10,000.00	10,000.00
Long Term Convertible Note - Tejash Sangani	25,000.00	25,000.00
Total Long-Term Liabilities	**$528,325.48**	**$528,325.48**
Total Liabilities	**$554,747.79**	**$509,565.81**
Equity		
Capital Contribution	317,449.52	317,449.52
Retained Earnings	-757,309.61	-526,734.82
Net Income	-45,151.86	-230,574.79
Total Equity	**$ -485,011.95**	**$ -439,860.09**
TOTAL LIABILITIES AND EQUITY	**$69,735.84**	**$69,705.72**

People First RH

Profit and Loss

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PP)
Income		
Credit Card Rewards	251.22	817.13
Other Income - EIDL Grant		3,000.00
PPP Income		7,757.00
Total Income	**$251.22**	**$11,574.13**
GROSS PROFIT	**$251.22**	**$11,574.13**
Expenses		
Advertising & Marketing	4,795.23	9,364.36
Auto/Car Rental		78.24
Bank Charges & Fees	961.16	672.10
Consultants		42,000.00
Dues & Subscriptions	3,822.12	6,621.53
Guaranteed Payments - Sugrim		9,500.00
Insurance	867.95	6,063.76
Interest Paid	1,501.33	1,904.04
Legal & Professional Services	9,288.00	84,961.01
Meals & Entertainment		141.67
Medical Expense	199.00	199.00
Office Supplies & Software	18,193.19	22,351.08
Shipping & Delivery		39.65
Subcontractors		
People First		50,560.00
Total Subcontractors		**50,560.00**
Taxes & Licenses	63.00	2,200.00
Taxi/Car Service	175.22	317.24
Travel	20.53	406.41
Unapplied Cash Bill Payment Expense	0.00	0.00
Uncategorized Expense	45.00	
Utilities	5,471.35	4,768.83
Total Expenses	**$45,403.08**	**$242,148.92**
NET OPERATING INCOME	**$ -45,151.86**	**$ -230,574.79**
NET INCOME	**$ -45,151.86**	**$ -230,574.79**

People First RH

Statement of Cash Flows
January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
OPERATING ACTIVITIES			
Net Income	-247,591.29	-42,855.36	$ -290,446.65
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	0.00		$0.00
Accounts Payable (A/P)	17,016.50	-2,296.50	$14,720.00
American Express Loan 31006	15,832.78	-13,043.39	$2,789.39
Amex Plum	-3,022.66	2,857.65	$ -165.01
Due to/from Isidoro Debellis	-22,000.00		$ -22,000.00
Due to/from Louder Comm	-17,611.73		$ -17,611.73
Due to/from Shantanu Rana	-21,875.00	55,367.72	$33,492.72
TruFund Loan	-20,177.17		$ -20,177.17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-51,837.28**	**42,885.48**	**$ -8,951.80**
Net cash provided by operating activities	**$ -299,428.57**	**$30.12**	**$ -299,398.45**
FINANCING ACTIVITIES			
Long Term Convertible Note - Jack Qian	10,000.00		$10,000.00
Long Term Convertible Note - Kent Campbell	5,000.00		$5,000.00
Long Term Convertible Note - Navtej Nandra	50,000.00		$50,000.00
Long Term Convertible Note - Borinquen Management	10,000.00		$10,000.00
Long Term Convertible Note - Daniel Fraleigh	27,000.00		$27,000.00
Long Term Convertible Note - Isidoro Debellis	-100,000.00		$ -100,000.00
Long Term Convertible Note - Julie Coin	25,000.00		$25,000.00
Long Term Convertible Note - Niren Nazareth	-25,000.00		$ -25,000.00
Long Term Convertible Note - Republic Crowdfunding	91,325.48		$91,325.48
Long Term Convertible Note - Shantanu Rana	-73,449.52		$ -73,449.52
Capital Contribution	242,449.52		$242,449.52
Net cash provided by financing activities	**$262,325.48**	**$0.00**	**$262,325.48**
NET CASH INCREASE FOR PERIOD	**$ -37,103.09**	**$30.12**	**$ -37,072.97**